TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation iii:

4. Full name of shareholder(s) (if different from 3.)iv:

5. Date of the transaction (and date on which the threshold is crossed or reached if different)v:

6. Date on which the issuer notified:	28 June 2007

7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares (If possible using the ISIN CODE)	Situation previous to the Triggering transaction vi

	Number of shares	Number of voting rightsviii	Number of shares		Number of voting rights ix		% of voting rights

			Direct	Indirect	Direct x	Indirect xi	Direct	Indirect

Ordinary Shares	38,408,722	38,408,722		37,450,589		37,450,589		2.9264%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration datexiii	Exercise/Conver sion Period/Date xiv	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

N/A

Total (A+B)

Number of voting rights	% of voting rights

37,450,589		2.9264%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:

9. Name of the proxy holder:

10. Number of voting rights proxy holder will cease to hold:

11. Date on which proxy holder will cease to hold voting rights:

12. Additional information:

13. Contact Name:	Marsha Watson, Secretarial Assistant Reed Elsevier PLC

14. Contact telephone number:	020 7166 5653

Attachment

As of 27 June 2007 Reed Elsevier PLC	Number ofPercent of

	Shares	Outstanding

Capital Group International, Inc. (“CGII”) holdings	37,450,589	2.926%
Holdings by CGII Management Companies and Funds:
• Capital Guardian Trust Company	22,957,669	1.794%
• Capital International Limited	11,338,245	0.886%
• Capital International S.A.	2,983,500	0.233%
• Capital International, Inc.	171,175	0.013%